UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 7 )*

Cryptologic Limited
(Name of Issuer)
Common Shares
(Title of Class of Securities)
G3159C109
(CUSIP Number)
Michael M. Froy
Sonnenschein Nath & Rosenthal LLP
7800 Sears Tower
Chicago, Illinois 60606
(312) 876-8000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
August 21, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3159C109

1	NAMES OF REPORTING PERSONS Javaid Aziz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UK

	7	SOLE VOTING POWER

NUMBER OF		561,054

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		561,054

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	561,054

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.4%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	G3159C109
ITEM 1. SECURITY AND ISSUER
     This Amendment No. 7 to this statement on Schedule 13D (this “Schedule 13D”) relates to the Common Shares, no par value per share (the “Common Shares”), of Cryptologic Limited, a Guernsey, Channel Islands corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at Marine House, 3rd Floor, Clanwilliam Place, Dublin 2, Ireland. This Amendment No. 7 amends and restates in full each of the items set forth below. Terms used but not defined in this Amendment No. 7 shall have the respective meanings given to such terms in the Schedule 13D as originally filed with the Securities and Exchange Commission on December 15, 2008 (“Original 13D”).
ITEM 4. PURPOSE OF TRANSACTION
     The Reporting Person acquired beneficial ownership of the Common Shares disclosed herein as part of his investment activities.
     On December 4, 2008, Mr. Aziz entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Pabrai Investment Fund 4, L.P. (“PIF4”), Pabrai Investment Fund II, L.P. (“PIF2”), Pabrai Investment Fund 3, Ltd. (“PIF3”) and Dalal Street LLC (“Dalal Street”, and collectively with PIF4, PIF3 and PIF2, the “Sellers”). Pursuant to the Stock Purchase Agreement, Mr. Aziz acquired from the Sellers 550,000 Common Shares and the option described in the following sentence for an aggregate purchase price of $1,265,000. Mr. Aziz also acquired an option (the “Option”) to purchase up to 489,394 Common Shares of the Company (collectively, the “Option Shares”) from the Sellers on the following terms and conditions: (a) beginning on December 4, 2008 and continuing through December 17, 2008, Mr. Aziz had the option to purchase all or a portion of the Option Shares, in increments of 10,000 shares, at a price equal to $2.12 per share; and (b) beginning on December 18, 2008 and continuing through the termination of the parties’ obligations under the Stock Purchase Agreement on January 30, 2009, Mr. Aziz had the option to purchase all or a portion of any remaining Option Shares, in increments of 10,000 shares, at a price equal to $2.12 per share; provided, however , that if Mr. Aziz exercised such option on a date when the closing sale price per share of the Common Shares as reported on the NASDAQ on such date (the “Closing Price”) was greater than $2.12 per share (the amount of such difference being called the “Excess Amount”), then the purchase price per share would be equal to (i) $2.12 plus (ii) 50% of the Excess Amount. In addition, beginning on December 18, 2008 and continuing through the termination of the parties’ obligations under the Stock Purchase Agreement on January 30, 2009, the Sellers were required, prior to selling any such Common Shares to any individual or entity other than Mr. Aziz, to first provide Mr. Aziz with an opportunity to purchase such shares on terms and conditions satisfactory to the Sellers. The foregoing summary of the Stock Purchase Agreement is qualified in its entirety by reference to that document, a copy of which is filed as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.
     On December 17, 2008, the Reporting Person partially exercised the Option and acquired 320,000 Common Shares from the Sellers for an aggregate purchase price of $678,400. Immediately following such exercise, the Option remained exercisable for 169,394 Option Shares on the terms summarized above.
     On January 30, 2009, in accordance with Section (3)(b) of the Stock Purchase Agreement, the Reporting Persons acquired 168,994 Common Shares from the Sellers for an

CUSIP No.	G3159C109
aggregate purchase price of $625,278. The Reporting Person and the Sellers also agreed to terminate all rights, obligations and agreements under the Stock Purchase Agreement (including the Option) as of that date.
     The Reporting Person expects to continuously review his investment in the Issuer and, depending on various factors, including but not limited to, his evaluation of the business and prospects of the Issuer, the price of the Common Shares, the terms and conditions of the transaction, prevailing market conditions and such other considerations as the Reporting Person deems relevant, may at any time or from time to time, and subject to any applicable regulatory requirements, acquire additional Common Shares or other securities convertible into or exercisable or exchangeable for Common Shares from time to time on the open market, in privately-negotiated transactions, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Shares.
     The Reporting Person also may, at any time, subject to compliance with any applicable regulatory requirements, dispose of some or all of his Common Shares, or such other securities he owns or may subsequently acquire depending on various factors, including but not limited to, his evaluation of the business and prospects of the Issuer, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives. In addition, the Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Securities and Exchange Commission Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”).
     The Reporting Person, together with his representatives, may, at any time and from time to time, engage in a dialogue with members of the Board of Directors and management of the Issuer, as well as with other stockholders and other interested parties, regarding the Issuer, potential strategic alternatives available to the Issuer to increase stockholder value and other matters relating to the Reporting Persons’ investment in the Common Shares of the Issuer, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. The Reporting Person also intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to his shares of Issuer stock.
     On December 4 and 5, 2008, the Reporting Person sent the Chairman of the Board of the Issuer correspondence, a copy of which is attached as Exhibit 2 hereto and incorporated herein by reference, expressing his view that the Company should promptly execute on a recovery plan designed to stabilize revenues, streamline the Issuer’s size and operations, achieve significant cost reductions, more effectively manage cash flows, review and simplify the Issuer’s legal, tax and management structure, reduce the number of locations from which the Issuer conducts its operations, reduce the number of exchanges on which the Common Shares are traded, and take other steps to improve the Issuer’s operating and financial performance. The Reporting Person also expressed his desire, as of that date, to serve on the Board of Directors of the Issuer along with a second appointee, with such persons replacing two existing directors. On December 23, 2008, the Company issued a press release expressing its belief that many of the issues raised by the Reporting Person were being addressed by the Issuer’s management and indicating that the Issuer’s Board of Directors had determined to reject the request for greater shareholder representation on the Board via the proposed addition of the Reporting Person and a second appointee. The Reporting Person intends to continue this dialogue and closely monitor his investment in the Issuer.

CUSIP No.	G3159C109
     On January 9, 2009, the Reporting Person sent the Chairman of the Board of the Issuer correspondence, a copy of which is attached as Exhibit 3 hereto and incorporated herein by reference, updating and expanding his views and analysis with respect to the Company’s operations and strategic direction. The Reporting Person also reiterated his then-current desire to serve on the Board of Directors of the Issuer along with a second appointee, with such persons to replace two existing directors.
     On February 18, 2009, the Reporting Person sent correspondence and notices to the Board of Directors of the Issuer, copies of which are attached as Exhibit 4 hereto and incorporated herein by reference. The notices were sent pursuant to Guernsey law and request that the Board of Directors of the Issuer call an extraordinary general meeting (“EGM”) of the stockholders of the Issuer, for the purposes of considering and voting on certain resolutions specified in the notices, including resolutions to (1) remove an existing director (Mr. Yap Wai Ming) effective immediately, (2) appoint the Reporting Person as a director of the Issuer, (3) have the Board of Directors of the Issuer promptly implement arrangements to improve corporate governance and independence, including that the Board of Directors of the Issuer be comprised of a majority of directors who are independent and unrelated to the Issuer and that the existing Chairman of the Board resign from such position and be replaced by a director who is independent and unrelated to the Company and (4) cancel immediately employee share options returned to the Company following the end of an individual’s employment (and/or notice period) with the Company with no such returned share options to be recycled back into the share option pool for re-use.
     On February 23, 2009, the Company issued a press release expressing its belief that the Reporting Person’s requisitions for an EGM of the shareholders appear insufficient to cause an EGM to be called due to Issuer’s belief that such requisitions do not relate to shares equaling a minimum of 10% of the issued and outstanding voting stock of the Issuer. The Company also announced that it had sent a letter to the Reporting Person regarding such requisitions. On February 24, 2009, the Company issued a press release and filed with the U.S. and Canadian regulatory authorities a copy of such letter. On March 4, 2009, the Reporting Person notified the Board of Directors of the Company that he does not seek to rely on the requisitions for an EGM which he sent on February 18, 2009. On March 5, 2009, the Company issued a press release stating that it would not be calling an EGM pursuant to the Reporting Person’s requisitions.
     On March 16, 2009, the Reporting Person sent the Chairman of the Board of Directors of the Company correspondence, a copy of which is attached as Exhibit 5 hereto and incorporated herein by reference, expressing his view that while he owns in excess of 10% of the Common Stock of the Issuer and is able to lawfully requisition an EGM, he no longer believes an accelerated timescale for an EGM is necessary. The Reporting Person also waived his right to the EUR1.5M bonus payment payable to him in the event there is a change of control of the Company on or before April 30, 2009. The Reporting Person also updated and expanded his views and analysis with respect to the Company’s operations, strategic direction and corporate governance. The Reporting Person also reiterated his desire that the Board of Directors of the Issuer be composed of a majority of independent directors.
     The Reporting Person was pleased to note that the Company announced in May 2009 that it had determined to implement certain changes in its Board of Directors. Following the implementation of such changes in June 2009, the Board is now composed of a majority of independent directors and is chaired by an independent Chairman who has no financial conflict

CUSIP No.	G3159C109
of interest. The Reporting Person believes that this will enhance corporate governance at the Company and better positions the Board of Directors to consider a complete range of strategic alternatives.
     Pursuant to a Stock Purchase Agreement, which was consummated on July 23, 2009, by and between the Reporting Person and Dunn Street Investments Limited (“Buyer”) (the “Stock Purchase Agreement”), the Reporting Person agreed to sell 630,000 Common Shares to the Buyer for €4.10 per share or an aggregate purchase price of €2,583,000 (approximately U.S. $3,625,263).
     Except as indicated herein, the Reporting Person does not have any plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) - (b) The following table sets forth the number of Common Shares beneficially owned by the Reporting Person as of September 3, 2009, and the percentage of the outstanding Common Shares that such number represents. Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power as well as any shares that such person has the right to acquire within 60 days of the applicable date, including through the exercise of options or other rights. Common Shares not currently outstanding which are subject to options, warrants or other rights that are exercisable or convertible within 60 days after the applicable date are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options, warrants or other rights but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. Accordingly, the applicable percentage ownership for the Reporting Person is based upon the 12,743,019 Common Shares outstanding as of June 30, 2009, as reported by the Issuer in its Form 6-K filed with the SEC on August 25, 2009. Such calculation does not reflect Exchangeable Shares of the Issuer, shares subject to options (if any) held by the Reporting Person that are not exercisable within 60 days of the date of this Schedule 13D, or shares subject to options or rights held by any other person. Except as disclosed herein, the Reporting Person has sole investment and voting power with respect to the shares described below.

	Common Shares Beneficially Owned
	Common	Option
Reporting Person	Shares	Shares	Total	Percent
Javaid Aziz	561,054 (1)	0	561,054	4.4%

(1)	Includes 291,650 Common Shares held by the self-invested personal pension of the Reporting Person.
     (c) Except for the open market sales of Common Shares by the Reporting Person set forth in Schedule I attached hereto and incorporated herein by reference, there have been no transactions

CUSIP No.	G3159C109
with respect to the Common Stock during the past 60 days or since the most recent filing on Schedule 13D (whichever is less) by the Reporting Person.
     (d) Except as described herein, no one other than the Reporting Person has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.
     (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares of the Issuer on August 21, 2009.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

CUSIP No.	G3159C109
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
Date: September 4, 2009

By:	/s/ JAVAID AZIZ
	Name:	Javaid Aziz

CUSIP No.	G3159C109

EXHIBIT INDEX

Number	Description

1.	Stock Purchase Agreement, dated as of December 4, 2008, by and between the Reporting Person and Pabrai Investment Fund 4, L.P., Pabrai Investment Fund II, L.P., Pabrai Investment Fund 3, Ltd. and Dalal Street LLC (incorporated by reference to Exhibit 1 to the Original 13D filed on December 15, 2008).

2.	Correspondence, dated December 4 and 5, 2008, from the Reporting Person to the Issuer (incorporated by reference to Exhibit 2 to the Original 13D filed on December 15, 2008).

3.	Letter, dated January 9, 2009, from the Reporting Person to the Board of Directors of the Issuer (incorporated by reference to Exhibit 3 to Amendment No. 2 to the Original 13D filed on January 9, 2009).

4.	Correspondence dated February 18, 2009, delivered by and on behalf of the Reporting Person to the Board of Directors of the Issuer (incorporated by reference to Exhibit 4 to Amendment No. 4 to the Original 13D filed on February 18, 2009).

5.	Correspondence, dated March 16, 2009, from the Reporting Person to the Issuer (incorporated by reference to Exhibit 5 to Amendment No. 5 to the Original 13D filed on March 16, 2009).

CUSIP No.	G3159C109
SCHEDULE 1
OPEN MARKET SALES BY THE REPORTING PERSON
DURING THE PAST 60 DAYS OR SINCE THE MOST
RECENT FILING ON SCHEDULE 13D
(WHICHEVER IS LESS)

	Number of
Trade Date	Shares	Price/Share
August 10, 2009	14,955	$7.13
August 11, 2009	4,167	$7.03
August 12, 2009	8,100	$7.02
August 13, 2009	19,700	$7.02
August 16, 2009	3,900	$7.01
August 20, 2009	8,499	$7.02
August 21, 2009	60,200	$7.10
August 24, 2009	12,880	$7.31
August 28, 2009	7,189	$7.24